

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2013

Via E-mail
Charles Seefeldt
President, Chief Executive Officer and Chief Financial Officer
Boomers, Inc.
20797 Fairway Drive
Patterson, California 95363

>   **Re: Boomers, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 18, 2012**
>   **File No. 333-185537**

Dear Mr. Seefeldt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have nominal operations and assets; therefore it appears that your company should be considered a "shell company." Please revise the cover page to prominently indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

2.   Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

3.   Throughout the prospectus, please focus the discussion of your planned business on the objectives you can reasonably attain with your limited resources, including the $24,700 of net proceeds from the offering. Where you discuss aspirational goals, please make this clear and explain the time and resources necessary to attain those goals.

Prospectus Cover Page

4.   Please disclose if subscriptions are irrevocable.

Summary of Prospectus, page 4

5.   You disclose on page 4 that operations to date have included initial website content development in six categories. Please briefly identify here what website content you have already developed and provide detailed disclosure about how you will develop your website content in the Business section.

6.   Please disclose whether you have secured a web domain name for your proposed website.

7.   Briefly discuss how you intend to initially generate revenues. Disclose, as you do on page 26, that you initially plan to be a reseller of medical supplies. As this is how you initially intend to generate revenues, please discuss this aspect of your proposed business in more detail throughout the prospectus.

8.   With respect to your discussion of the Jumpstart Our Business Startups Act:

• Instead of quoting the statute, please describe in plain English how and when a company may lose emerging growth company status.
• Revise your discussion of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Your disclosure currently appears to imply that as an EGC you will be exempt from Section 404(a) of Sarbanes-Oxley, which is incorrect.
• We note your statement that you have "irrevocably opted out of the extended transition period for complying with new or revised accounting standards" as permitted by the JOBS Act. Please clarify what the effect of your election is.

Risk Factors, page 11

9.   Please add a risk factor that discusses that investors' funds may be held for up to one year before the offering either closes or the funds are returned to investors with no interest. Discuss how the company intends to fund itself during the offering period.

10.   Please revise to include a risk factor discussing the amount of discretion the company will have over the use of proceeds.

Description of our Business, page 21

11.   Please disclose how you will obtain reliable content for your website in such a broad range of subjects as health care, nutrition, exercise, and financial planning. Disclose whether you intend to generate the content internally or obtain the content from third parties. Discuss the time and costs that will be required to develop or purchase your content.

12.   It appears that some of the content you intend to provide will be specific to particular localities. Similarly, it appears that you intend to market to particular communities. Please disclose in which geographic regions you initially intend to provide this local content and to target for marketing.

Management's Discussion and Analysis, page 31

13.   Please revise your disclosure to avoid unnecessary repetition in the prospectus. For example, we note the frequent repetition of the details regarding the procedures that will be used for handling proceeds when they are received in both the Plan of Distribution section and MD&A. We also note the repetition of the discussion of emerging growth company status in the prospectus summary and MD&A.

Plan of Operation, page 32

14.   You disclose on page 32 that you "estimate generating revenue approximately six to nine months following closing of the offering." Please clarify how you intend to generate these revenues, the level of revenues and whether the revenues will be sufficient to cover operating expenses.

Directors, Executive Officers, Promoters and Control Persons, page 35

15.   Please revise the first two sentences of Mr. Seefeldt's biography. It is not clear where he has worked since 2005, what his position is and what the company does.

Available Information, page 40

16.   It does not appear that you intend to register your common stock pursuant to the Securities Exchange Act of 1934. Therefore, your reference to being subject to the proxy rules is incorrect. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Senior Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Harold P. Gewerter, Esq.